[GRAPHIC OMITTED][GRAPHIC OMITTED]
One National Life Drive
Montpelier, VT 05604

                                February 9, 2006

VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:   Form N-1A Registration Statement
      Sentinel Group Funds, Inc.
      File Nos. 2-10685 and 811-00214
      Series: S000011366 - Sentinel Capital Growth Fund
      Class:  C000031482 - Sentinal Capital Growth Fund Class A
      Class:  C000031483 - Sentinal Capital Growth Fund Class C
      Series: S000011367 - Sentinel Growth Leaders Fund
      Class:  C000031484 - Sentinal Growth Leaders Fund Class A
      Class:  C000031485 - Sentinal Growth Leaders Fund Class C

Dear Mr. DiStefano:

         We respond to oral comments of the Staff given on February 9, 2006 regarding the Registration Statement on Form N-1A of Sentinel Group Funds, Inc ("Registrant") with respect to the Sentinel Capital Growth Fund and the Sentinel Growth Leaders Fund (collectively, "Funds") which was filed on December 23, 2005 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended (Accession Number 0000909012-05-000981).

1. COMMENT: When describing the higher portfolio turnover of the Growth Leaders Fund indicate that higher turnover "causes" rather than "would cause" higher trading costs.

         RESPONSE:  Registrant has complied with this request.
         --------

         "The Growth Leaders Fund's investment strategy results in higher portfolio turnover. High turnover (would cause) CAUSES the Fund to incur higher trading costs, including more brokerage commissions, and may reduce returns. It may also cause the Fund to recognize greater capital gains and capital losses for tax purposes earlier than it would if its turnover rate was lower.

2.       COMMENT: File the expense cap agreement as an exhibit to Form N-1A.

         RESPONSE:  Registrant will comply with this request.
         --------

Mr. Vince DiStefano
February 9, 2006
Page 2



3. COMMENT: Explain why the Funds' expense ratios are estimated, as indicated in footnote 5 to the Annual Fund Operating
         Expenses table.

         RESPONSE: Although the Funds are expected to succeed to the operations of the two series of The Bramwell Funds, Inc., they are new and have no current operations. While their estimated expense ratios took into account the historical expenses of their expected predecessors, certain of the Funds' expenses will be different than their predecessors (e.g., advisory, transfer agent and custodian fees).

4. COMMENT: Provide additional disclosure in the prospectus regarding what it means for an application to be "in good order".

         RESPONSE:  Registrant has complied with this request.
         --------

         "Your purchase will be effected on the date Sentinel Administrative Services Company receives the check, if the check is received prior to the close of business on the New York Stock Exchange (generally 4:00 p.m. Eastern time) and your purchase order is otherwise in good order (I.E., YOU HAVE INCLUDED A PROPERLY COMPLETED APPLICATION AND/OR OTHER REQUIRED DOCUMENTATION)."

         Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please direct any communications relating to this filing to me at (802) 229-7410.

                                                         Very truly yours,


                                                         Kerry A. Jung
                                                         Secretary